BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230


                        MEETING OF THE BOARD OF DIRECTORS
                                 OF MAY 31 2005
                                 --------------


         The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A., meeting on May 31 2005 at 4:00 p.m. at its registered offices, the legal quorum being present and under the presidency of Dr. Jose Carlos Moraes Abreu, unanimously decided: a) to accept the resignation, tendered on May 23 2005, from his position as Advisory Board Councilor, JOAQUIM FRANCISCO MONTEIRO DE CARVALHO, reelected by this Board of Directors at its meeting on May 2 2005; b) to hold the said position vacant.

         There being no other items on the agenda, the President determined that the minutes be duly transcribed and these, having been read and approved, were signed by all and the meeting accordingly declared closed. Sao Paulo-SP, May 31 2005. (signed) Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                           ALFREDO EGYDIO SETUBAL
                                         Investor Relations Officer